                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.2)

                          Altiva Financial Corporation
                      (formerly Mego Mortgage Corporation)
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    585165103
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Timothy G. Ewing
                              Value Partners, Ltd.
                              c/o Ewing & Partners
                                    Suite 808
                                4514 Cole Avenue
                               Dallas, Texas 75205
                                 (214) 522-2100
-------------------------------------------------------------------------------
            (Name, Address, Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                  February 29, March 9, 2000 and March 17, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Not Required To Be Reported)

        Value Partners, Ltd.  75-2291866
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
        (See Instructions)                                              (b) / /

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        00*

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         / /
        PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY    7         SOLE VOTING POWER
          OWNED BY EACH REPORTING
                PERSON WITH                          11,414,264
                                       -----------------------------------------
                                        8         SHARED VOTING POWER

                                                  N/A
                                       -----------------------------------------
                                        9         SOLE DISPOSITIVE POWER

                                                     11,414,264
                                       -----------------------------------------
                                       10         SHARED DISPOSITIVE POWER

                                                  N/A
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                11,414,264 *
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        (See Instructions)                                                / /

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                56.2% *
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
* But see Item 5.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Not Required To Be Reported)

        Ewing & Partners  75-2741747
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
        (See Instructions)                                              (b) / /
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        00
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         / /
        PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY    7         SOLE VOTING POWER
          OWNED BY EACH REPORTING
                PERSON WITH                       N/A
                                       -----------------------------------------
                                        8         SHARED VOTING POWER

                                                  N/A*
                                       -----------------------------------------
                                        9         SOLE DISPOSITIVE POWER

                                                  N/A
                                       -----------------------------------------
                                       10         SHARED DISPOSITIVE POWER

                                                  N/A*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        N/A*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        N/A*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
* But see Item 5.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Not Required To Be Reported)

        Timothy G. Ewing ###-##-####
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         / /
        PURSUANT TO ITEM 2(d) OR 2(e)

        N/A
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY    7         SOLE VOTING POWER
          OWNED BY EACH REPORTING
                PERSON WITH                       920
                                       -----------------------------------------
                                        8         SHARED VOTING POWER

                                                  N/A*
                                       -----------------------------------------
                                        9         SOLE DISPOSITIVE POWER

                                                  920
                                       -----------------------------------------
                                       10         SHARED DISPOSITIVE POWER

                                                  N/A*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        920*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------
* But see Item 5.

                         AMENDMENT NO. 2 TO SCHEDULE 13D

        This Amendment No. 2 to Schedule 13D is filed by Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership (formerly known as Fisher Ewing Partners) ("Ewing & Partners"), the General Partner of Value Partners, and Timothy G. Ewing ("Ewing"), the managing general partner of Value Partners, as an amendment to the Statement on Schedule 13D relating to the shares of common stock, par value $.01 per share (the "Common Stock") of Altiva Financial Corporation (the "Company" or "Issuer") filed with the Securities and Exchange Commission (the "Statement"). The Statement is hereby amended as follows:

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 of the Statement is hereby amended and restated in its entirety to read as follows:

        In connection with an exchange offer (the "Exchange Offer") by the Company pursuant to which the Company offered to exchange shares of its Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), or new 12 1/2% Subordinated Notes Due 2001 (the "New Subordinated Notes") of the Company or a combination thereof for any and all outstanding 12 1/2% Senior Subordinated Notes Due 2001 (the "Original Subordinated Notes") of the Company, Value Partners exchanged all $26,000,000 of its Original Subordinated Notes for $4,000,000 in New Subordinated Notes and 22,000 shares of Preferred Stock. The Exchange Offer was consummated on June 18, 1998 (the "Issuance Date"). Each share of Preferred Stock is convertible into 66.67 shares of Common Stock. The shares of Preferred Stock held by Value Partners may be converted beginning 180 days after the Issuance Date, which is December 15, 1998 (the "Conversion Date"). Thus, pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on October 17, 1998 Value Partners acquired beneficial ownership of the shares of Common Stock that may be acquired upon conversion of its shares of Preferred Stock. As a result, by virtue of its ownership of 22,000 shares of Preferred Stock, Value Partners beneficially owns 1,466,674 shares of Common Stock, which is calculated by multiplying 22,000 shares of Preferred Stock by 66.67 (the conversion rate of the Preferred Stock). In addition, the shares of Preferred Stock held by Value Partners are mandatorily convertible into shares of Common Stock at the above conversion rate on the second anniversary of the Issuance Date.

        Pursuant to a Secured Convertible Note Purchase Agreement, dated as of August 31, 1999 (the "Agreement"), between Issuer and Value Partners, on August 31, 1999, Issuer issued and sold to Value Partners, and Value Partners purchased from Issuer, $7,000,000 principal amount of 12% Secured Convertible Notes due 2006 (the "Notes") for a purchase price equal to such principal amount, which Value Partners funded from its working capital and the concurrent sale of a participation interest in $2,000,000 principal amount of the Notes to T. Rowe Price Recovery Fund, II, L.P. ("T. Rowe Price"), an unaffiliated third party. Between December 13, 1999 and February 11, 2000, Value Partners purchased from Issuer an additional $3,000,000 aggregate principal amount of Notes, which was funded from the working capital of Value Partners and the concurrent sale of a participation interest in $1,500,000 aggregate principal amount of Notes to T. Rowe Price.

        Pursuant to an Amended and Restated Purchase Agreement, dated as of February 29, 2000, between Issuer and Value Partners, on February 29, 2000, Issuer issued and sold to Value Partners, and Value Partners purchased from Issuer, $14,000,000 aggregate principal amount of Amended and Restated 12% Secured Convertible Senior Notes due 2006 (the "Restated Notes"). Value Partners paid for the Restated Notes by paying Issuer $4,000,000 and surrendering the $10,000,000 aggregate principal amount of Notes previously acquired by it from Issuer. Value Partners funded this payment from its working capital and the concurrent sale of a participation interest in $5,500,000 aggregate principal amount of the Restated Notes to T. Rowe Price, which paid for such participation interest by paying Value Partners $2,000,000 and surrendering to it the participation interests in the Notes which it had previously purchased from Value Partners.

        As a result of the approval of the issuance of Common Stock upon conversion of the Restated Notes by the stockholders of the Company at an annual meeting of stockholders held on March 9, 2000 (the "Annual Meeting") and the results of the Subordinated Notes Exchange Offer (as defined below), the holder of any Restated Note has the right, at the holder's option, at any time before the maturity of the Restated Notes on August 15, 2006, to convert the principal amount of any such Restated Note, or any portion of such principal amount which is $1,000 or an integral multiple thereof, into that number of fully paid and nonassessable shares of Common Stock obtained by dividing the principal amount of the Note or portion thereof surrendered for conversion by $0.99 (subject to adjustment as provided in the Restated Notes, the "Conversion Price").

        In light of the foregoing, pursuant to Rule 13d-3(d)(1) under the Exchange Act, Value Partners currently beneficially owns 8,585,858 shares of Common Stock which currently may be acquired by it upon conversion of the principal amount of the Restated Notes beneficially owned by it, which is calculated by dividing $8,500,000 (the principal amount of Restated Notes beneficially owned by Value Partners) by the current Conversion Price of $0.99. Value Partners disclaims beneficial interest in the shares of Common Stock which may be acquired by T. Rowe Price upon conversion of the $5,500,000 principal amount of Restated Notes in which it has purchased a participation interest.

        On March 17, 2000, the Company consummated an exchange offer (the "Subordinated Notes Exchange Offer") pursuant to which the Company exchanged $12,546,000 aggregate principal amount of new 12% Secured Convertible Senior Notes due 2006 (the "New Senior Notes") and an aggregate of 6,225,534 shares of Common Stock for $29,520,000 aggregate principal amount of New Subordinated Notes (plus all accrued but unpaid interest thereon). Value Partners exchanged all $6,457,000 aggregate principal amount of New Subordinated Notes beneficially owned by it (which included New Subordinated Notes purchased in the open market subsequent to the Issuance
Date), plus all accrued but unpaid interest thereon, for $2,744,255 aggregate principal amount of New Senior Notes and 1,361,732 shares of Common Stock.

        The terms of the Restated Notes and the New Senior Notes are substantially the same.

        Ewing purchased in the aggregate 920 shares of Common Stock in a series of transactions in the open market on such dates, in such amounts, and at such prices as listed on Schedule I to the initial Statement. The source of funds for these purchases was the personal funds of Ewing.

               All share figures herein reflect a one-for-ten split of the Common Stock effected by Issuer in 1999.

ITEM 4.        PURPOSE OF TRANSACTION

        Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

        Value Partners acquired the shares of Preferred Stock and the Restated Notes (and, beneficially, the underlying shares of Common Stock which may be acquired upon conversion of such securities) and the New Senior Notes and the shares of Common Stock acquired upon the closing of the Subordinated Notes Exchange Offer beneficially owned by it solely for investment purposes. As of the date hereof, Value Partners does not intend to convert its shares of Preferred Stock or Restated Notes into shares of Common Stock (subject to the mandatory conversion feature of the Preferred Stock). Depending on its evaluation of the Issuer, other investment opportunities, market conditions and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Preferred Stock or Common Stock or Restated Notes or New Senior Notes in the open market, in private transactions or otherwise, or may convert the shares of Preferred Stock and/or Restated Notes beneficially owned by it into shares of Common Stock to the extent which it can do so in accordance with their terms, or may dispose of all or a portion of such shares of Preferred Stock or Common Stock or Restated Notes or New Senior Notes beneficially owned by it.

        Ewing has acquired the shares of Common Stock solely for investment purposes. Depending on his evaluation of the Issuer, other investment opportunities, market conditions and such other factors as he may deem material, Ewing may seek to acquire additional shares of Common Stock in the open market, in private transactions or otherwise, or may dispose of all or a portion of such shares of Common Stock owned by him.

        Except as set forth above, none of Value Partners, Ewing & Partners, EAM or Ewing has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

        (a) The shares of Common Stock reflected as being beneficially owned by Value Partners herein consist of the sum of (i) 1,466,674 shares of Common Stock which Value Partners may acquire upon conversion of the 22,000 shares of Preferred Stock owned by it, (ii) 8,585,858 shares of Common Stock which currently may be acquired by Value Partners upon conversion of the $8,500,000 principal amount of Restated Notes beneficially owned by it, based on the current Conversion Price, and (iii) 1,361,732 shares of Common Stock acquired by Value Partners on March 17, 2000 upon consummation of the Subordinated Notes Exchange Offer. Assuming conversion of such shares of Preferred Stock (but no other outstanding shares of Preferred Stock) and the Restated Notes beneficially owned by Value Partners (but no other Restated Notes) and that there were 10,251,745 shares of Common Stock outstanding as of the close of business on March 17, 2000, as represented and warranted by Issuer to Value Partners, Value Partners would beneficially own 56.2% of the outstanding Common Stock.

        In addition to the foregoing, as of the date hereof Timothy G. Ewing owns 920 shares of Common Stock, which represent less than 1% of the outstanding Common Stock.

        Ewing & Partners and Ewing are deemed to have beneficial ownership of the shares of Common Stock beneficially owned by Value Partners.

        (b) Value Partners has the sole power to vote and dispose of the shares of Preferred Stock and the Restated Notes (and the shares of Common Stock underlying such securities which may be acquired by it upon conversion of such securities), Common Stock and New Senior Notes beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Preferred Stock and the Restated Notes (and the Common Stock underlying such securities which may be acquired by it upon conversion of such securities), Common Stock and New Senior Notes beneficially owned by it. However, Ewing & Partners, as general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose or direct the disposition of, the shares of Preferred Stock and the Restated Notes (and the shares of Common Stock underlying such securities which may be acquired by it upon conversion of such securities), Common Stock and New Senior Notes beneficially owned by Value Partners. Ewing, as managing general partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the shares of Preferred Stock and the Restated Notes (and the shares of Common Stock underlying such securities which may be acquired by it upon conversion of such securities), Common Stock and New Senior Notes beneficially owned by Value Partners.

        The filing of this statement on Schedule 13D shall not be construed as an admission that Ewing or Ewing & Partners is for the purposes of Section 13(d) or Section 13(g) of the Exchange Act the beneficial owner of any of the shares of Preferred Stock or Restated Notes or (shares of Common Stock which may be acquired by Value Partners upon conversion of such securities), Common Stock or New Senior Notes beneficially owned by Value Partners. Pursuant to Rule 13d-4, Ewing and Ewing & Partners disclaim all such beneficial ownership.

        Ewing has the sole power to vote and dispose of the 920 shares of Common Stock beneficially owned by him. Ewing does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the 920 shares of Common Stock owned by him.

        (c) No other transactions in Preferred Stock or Common Stock were effected by any of the Reporting Persons during the 60 days prior to October 17, 1998 or the date hereof.

        (d) Ewing and Ewing & Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock and Restated Notes (and the shares of Common Stock underlying such securities which may be acquired by it upon conversion of such securities), Common Stock and New Senior Notes beneficially owned by Value Partners.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Item 6 of the Statement is hereby amended and restated in its entirety to read as follows:

        Value Partners, Ewing & Partners and Ewing have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than those described below:

        (a) Joint Filing Agreement, dated as of October 23, 1998, among Value Partners, Ewing & Partners and Ewing, which was entered into to enable more than one person to report on this Schedule 13D.

        (b) Amended and Restated Secured Convertible Senior Note Purchase Agreement between Issuer and Value Partners, dated as of February 29, 2000.

        (c) Amended and Restated 12% Secured Convertible Senior Note due 2006 issued and sold by Issuer to, and purchased by, Value Partners.

        (d) Amended and Restated Pledge and Security Agreement, dated as of February 29, 2000, between Issuer and Value Partners.

        (e) Intercreditor and Collateral Sharing Agreement, dated as of February 29, 2000, among Issuer, Value Partners, as the initial holder of the Restated Notes, the holders of the Exchange Notes and United States Trust Company of New York, in its capacity as collateral agent for the holders of the Restated Notes and the Exchange Notes.

        (f) Amended and Restated Registration Rights Agreement, dated as of February 29, 2000, between Issuer and Value Partners.

        (g) Amended and Restated Participation Agreement, dated as of February 29, 2000, between Value Partners and T. Rowe Price.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

        Item 7 of the Statement is hereby amended and restated in its entirety to read as follows:

        The following are filed as exhibits to this Statement on Schedule 13D:

        Exhibit 1      Joint Filing Agreement, dated as of October 23, 1998.*

        Exhibit 2 Amended and Restated Secured Convertible Senior Note Purchase Agreement between Issuer and Value Partners, dated as of February 29, 2000.**

        Exhibit 3      Amended and Restated 12% Secured Convertible Senior
                       Note due 2006 issued and sold by Issuer to, and purchased by, Value Partners.**

        Exhibit 4 Amended and Restated Pledge and Security Agreement, dated as of February 29, 2000, between Issuer and Value Partners.**

        Exhibit 5 Intercreditor and Collateral Sharing Agreement, dated as of February 29, 2000, among Issuer, Value Partners, as the initial holder of the Restated Notes, the holders of the Exchange Notes and United States Trust Company of New York, in its capacity as collateral agent for the holders of the Restated Notes and the Exchange Notes.**

        Exhibit 6 Amended and Restated Registration Rights Agreement, dated as of February 29, 2000, between Issuer and Value Partners.**

        Exhibit 7 Amended and Restated Participation Agreement, dated as of February 29, 2000, between Value Partners and T. Rowe Price (without exhibits).

-------------
*       Previously filed.

** Incorporated by reference from the exhibits to the Current Report on Form 8-K, dated as of March 3, 2000, of Altiva Financial Corporation (File No. 0-21689).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the set forth in this statement is true, complete and correct.

DATED:         April 6, 2000

                                      VALUE PARTNERS, LTD.

                                       By:    EWING & PARTNERS
                                              as General Partner

                                       By:    /s/ Timothy G. Ewing
                                              ---------------------------
                                              Timothy G. Ewing
                                              as Managing Partner

                                       EWING & PARTNERS

                                       By:    /s/ Timothy G. Ewing
                                              ---------------------------
                                              Timothy G. Ewing
                                              as Managing Partner

                                       By:    /s/ Timothy G. Ewing
                                              ---------------------------
                                              Timothy G. Ewing

                                  EXHIBIT INDEX

Exhibit 1      Joint Filing Agreement, dated as of October 23, 1998.*

Exhibit 2 Amended and Restated Secured Convertible Senior Note Purchase Agreement between Issuer and Value Partners, dated as of February 29, 2000.**

Exhibit 3 Amended and Restated 12% Secured Convertible Senior Note due 2006 issued and sold by Issuer to, and purchased by, Value
               Partners.**

Exhibit 4 Amended and Restated Pledge and Security Agreement, dated as of February 29, 2000, between Issuer and Value Partners.**

Exhibit 5 Intercreditor and Collateral Sharing Agreement, dated as of February 29, 2000, among Issuer, Value Partners, as the initial holder of the Restated Notes, the holders of the Exchange Notes and United States Trust Company of New York, in its capacity as collateral agent for the holders of the Restated Notes and the Exchange Notes.**

Exhibit 6 Amended and Restated Registration Rights Agreement, dated as of February 29, 2000, between Issuer and Value Partners.**

Exhibit 7 Amended and Restated Participation Agreement, dated as of February 29, 2000, between Value Partners and T. Rowe Price (without exhibits).

-------------
*  Previously filed.

** Incorporated by reference from the exhibits to the Current Report on Form
   8-K, dated as of March 3, 2000, of Altiva Financial Corporation (File No. 0-21689).